May 26, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Interim Report Under Rule 24 of the
Public Utilities Holding Company Act of 1935

Progress Energy, Inc.
410 S. Wilmington Street
Raleigh, North Carolina 27601
File No. 70-10130

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated September 29, 2003, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending March 31, 2005, from and after registration of Progress Energy, Inc. (“Progress Energy”) on November 30, 2000:

a.     Any sales of any Common Stock (including original issue shares sold under a Stock Plan) and the purchase price per share and the market price per share as of the date of sale.

i) ii) iii)	1,182,046 shares of Common Stock for the Investor Plus Plan; 31,274 shares of Common Stock for the Equity Incentive Plan; and 261,983 shares of Common Stock for the Employee 401(k) Plan.

        In addition to the above shares, the following were the new issuances of shares of Common Stock by Progress Energy, which were delivered as noted below during the first quarter of 2005:

i) ii)	823 shares of Common Stock issued for payments due
under the NCNG Director's Retirement Compensation Plan; and
1,266 shares of Common Stock issued for payments
due under the NCNG Director's Deferred Compensation Plan.

b.     The amount and terms of any Preferred Securities, Equity-Linked Securities, Long-term Debt or Short-term debt issued directly or indirectly by Progress Energy during the quarter.

        Progress Energy’s commercial paper balance at 3/31/05 was $130,984,000.00. Progress Energy issued $1,075,473,000.00 in commercial paper from 1/01/05 through 3/31/05 at a weighted average yield of 2.907% under a $1.13 billion revolving credit facility.

c.     If Common Stock has been transferred to a seller of assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

      None.

d.     The total number of shares of Common Stock purchased or caused to be purchased on the open market for purposes of delivery under any Stock Plan.

        120,200 shares of Restricted Common Stock for the Equity Incentive Plan.

e.      The amount and terms of any Short-term debt issued by CP&L during the quarter.

         Carolina Power & Light Company’s (“CP&L’s”) commercial paper balance at 3/31/05 was $107,482,000.00. CP&L issued $1,116,447,000.00 in commercial paper from 1/01/05 through 3/31/05 at a weighted average yield of 2.906% under a $450 million revolving credit facility.

f.     The amount and terms of any long-term notes issued by NCNG to Progress Energy during the quarter.

      None.

g.     The amount and terms of any securities issued by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

      None.

h.     The amount and purpose of any Progress Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of Progress Energy) and the Subsidiary on whose behalf it was issued.

Guarantor	Beneficiary	Amt (in $)	Purpose of Guarantee & Subsidiary (for which issued)	Date
Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy	LSP-Kendall Energy, LLC

Gulf South Pipeline Company, LP

Pepco Energy Services, Inc.

Louis Dreyfus Energy Services, L.P.

Duke Energy Corporation

Superior Natural Gas Corporation

TEC Trading, Inc.

Coral Energy Holdings, L.P.

Flex Leasing I, LLC	5,000,000 250,000 2,000,000 5,000,000 500,000 3,000,000 1,000,000 3,000,000 5,000,000	Progress Ventures, Inc.
energy management and
marketing agreement

Progress Ventures, Inc.
transportation/storage of
natural gas

Progress Ventures, Inc.
natural gas, power,
financials

Progress Ventures, Inc.
commodity transactions

Progress Ventures, Inc.
transmission agreements

Progress Ventures, Inc.
commodity transactions

Progress Ventures, Inc.
commodity transactions

Progress Ventures, Inc.
financial derivative
transactions

Progress Fuels leases of
			railcars and other equipment	1/1/05 1/20/05 1/26/05 2/2/05 2/7/05 2/18/05 2/18/05 3/9/05 3/21/05

i.     The amount and purpose of any Nonutility Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of the guarantor) and the Nonutility Subsidiary on whose behalf it was issued.

      None.

j.     The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments.

Entity (in Progress Energy System)	Counterparty	Notional Amount (in $ millions)	Description	Principal Terms	Transaction Date	Maturity Date
Progress Energy Progress Energy CP&L Progress Energy	Deutsche Bank Bank of America JPMorgan Deutsche Bank	$25 $25 $50 $25	Interest Rate Swap Cash Flow Hedge Interest Rate Swap Cash Flow Hedge Interest Rate Swap Cash Flow Hedge Interest Rate Swap Cash Flow Hedge	Progress Energy
pays 4.793% fixed
and receives three
(3) - month Libor
beginning 3/01/06

 Progress Energy
 pays 4.72% fixed
and receives three
(3) - month Libor
beginning 3/01/06

 Progress Energy
pays 4.527% fixed
and receives three
(3) - month Libor
beginning 03/18/05

 Progress Energy
pays 5.245% fixed
and receives three
(3) - month Libor
				beginning 03/01/06	2/02/05 2/04/05 2/04/05 3/30/05	3/01/16 3/01/16 03/18/15 03/01/16

k.     With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter and the range of interest rates on Money Pool borrowings and loans.

Non-Utility Money Pool: Maximum Outstanding Balances - Quarter-ending - 3/31/05

	Loans to the Money Pool	Borrowings from the Money Pool
Progress Energy
Progress Ventures, Inc.
Progress Energy Service Company, LLC
Progress Capital Holdings, Inc.
Progress Fuels Corporation
Strategic Resource Solutions Corp.
Progress Rail Services Corporation	$ 630,108,832.77 $0.00 $0.00 $0.00 $0.00 $ 9,232,420.29 $ 62,740,009.46	N/A $ 290,732,326.24 $ 105,872,207.34 $ 218,270,072.49 $ 110,946,196.42 $ 2,846,025.61 $ 0.00

The range of interest rates on these borrowings was 3.101% to 3.530%.

Utility Money Pool: Maximum Outstanding Balances - Quarter-ending - 3/31/05

	Loans to the Money Pool	Borrowings from the Money Pool
Progress Energy CP&L Florida Power Corporation	$ 506,810,435.01 $ 56,714,084.15 $0.00	N/A $ 317,378,544.50 $ 480,726,519.15

The range of interest rates on these borrowings was 3.101% to 3.530%.

l.     The market-to-book ratio of Common Stock at the end of the quarterly period.

Progress Energy Common Stock Data (as of March 31, 2005):
Total Common Stock Equity (in millions): Market-to-book ratio:	$7,663 1.34

m.      The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter.

    None. No new Intermediate Subsidiaries were organized and no amounts were invested for such purposes during the first quarter of 2005.

n.     With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in the Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of the Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

    None. No new Financing Subsidiaries were organized and no amounts were invested for such purposes during the first quarter of 2005.

o.     A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

Florida Power Corporation Florida Progress Corporation (Progress Capital Holdings, Inc.)	March 30, 2005 March 30, 2005

p.     The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter, and a statement confirming that any investment made during the quarter did not require state commission approval.

        A response to this item will be filed confidentially pursuant to 17 CFR § 250.104. None of the investments to be reported confidentially for the first quarter of 2005 required state commission approval.

q.     The aggregate outstanding amount of expenditures for development activities as of the end of the quarter.

      $60,186

r.     Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter.

         PROGRESS ENERGY, INC.
          UNAUDITED CONSOLIDATED BALANCE SHEETS

(in millions)	March 31, 2005	December 31, 2004
ASSETS
Utility plant
  Utility plant in service
  Accumulated depreciation
-----------------------------------------------------------------------
        Utility plant in service, net
  Held for future use
  Construction work in progress
  Nuclear fuel, net of amortization
-----------------------------------------------------------------------
              Total utility plant, net
-----------------------------------------------------------------------
Current assets
  Cash and cash equivalents
  Short-term investments
  Receivables
  Inventory
  Deferred fuel cost
  Deferred income taxes
  Assets of discontinued operations
  Prepayments and other current assets
-----------------------------------------------------------------------
              Total current assets
-----------------------------------------------------------------------
Deferred debits and other assets
  Regulatory assets
  Nuclear decommissioning trust funds
  Diversified business property, net
  Miscellaneous other property and investments
  Goodwill
  Intangibles, net
  Other assets and deferred debits
-----------------------------------------------------------------------
              Total deferred debits and other assets
-----------------------------------------------------------------------
                   Total Assets
-----------------------------------------------------------------------

CAPITALIZATION AND LIABILITIES
-----------------------------------------------------------------------
Common stock equity
  Common stock without par value, 500 million shares authorized,
      249 and 247 million shares issued and outstanding, respectively
  Unearned restricted shares (1 and 1 million shares, respectively)
  Unearned ESOP shares (3 and 3 million shares, respectively
  Accumulated other comprehensive loss
  Retained earnings
-----------------------------------------------------------------------
                 Total common stock equity
-----------------------------------------------------------------------
Preferred stock of subsidiaries-not subject to mandatory redemption
Minority interest
Long-term debt, affiliate
Long-term debt, net
-----------------------------------------------------------------------
                 Total capitalization
-----------------------------------------------------------------------
Current liabilities
  Current portion of long-term debt
  Accounts payable
  Interest accrued
  Dividends declared
  Short-term obligations
  Customer deposits
  Liabilities of discontinued operations
  Other current liabilities
-----------------------------------------------------------------------
                 Total current liabilities
-----------------------------------------------------------------------
Deferred credits and other liabilities
  Noncurrent income tax liabilities
  Accumulated deferred investment tax credits
  Regulatory liabilities
  Asset retirement obligations
  Other liabilities and deferred credits
-----------------------------------------------------------------------
                 Total deferred credits and other liabilities
-----------------------------------------------------------------------
Commitments and contingencies
-----------------------------------------------------------------------
           Total capitalization and liabilities
-----------------------------------------------------------------------

$ 22,117
  (9,231)
---------
   12,886
       13
      972
      251
---------
   14,122
---------

      280
      229
      931
      772
      235
       65
        -
      291
---------
    2,803
---------

    1,021
    1,078
    1,861
      480
    3,719
      330
      282
---------
    8,771
---------
$ 25,696
---------

---------

$ 5,428
     (16)
     (65)
    (159)
    2,475
---------
    7,663
---------
       93
       38
      270
    8,728
---------
   16,792
---------

    1,148
      582
      165
      146
      691
      186
        -
      620
---------
    3,538
---------

      603
      173
    2,402
    1,211
      977
---------
    5,366
---------

---------
$ 25,696
---------

 $ 22,103
  (8,783)
----------
   13,320
       13
      799
      231
----------
   14,363
----------

       56
       82
      911
      805
      229
      111
      574
      174
----------
    2,942
----------

    1,064
    1,044
    1,838
      444
    3,719
      337
      265
----------
    8,711
----------
  $26,016
----------

----------

  $ 5,360
     (13)
     (76)
    (164)
    2,526
----------
    7,633
----------
       93
       36
      270
    9,251
----------
   17,283
----------

      349
      630
      219
      145
      684
      180
      149
      703
----------
    3,059
----------

      625
      176
    2,654
    1,282
      937
----------
    5,674
----------

----------
  $26,016
----------

CAROLINA POWER & LIGHT COMPANY
d/b/a PROGRESS ENERGY CAROLINAS, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS

(in millions)	March 31, 2005	December 31, 2004
ASSETS
Utility plant
  Utility plant in service
  Accumulated depreciation
-----------------------------------------------------------------------
        Utility plant in service, net
  Held for future use
  Construction work in progress
  Nuclear fuel, net of amortization
-----------------------------------------------------------------------
                 Total utility plant, net
-----------------------------------------------------------------------
Current assets
  Cash and cash equivalents
  Short-term investments
  Receivables
  Receivables from affiliated companies
  Inventory
  Deferred fuel cost
  Prepayments and other current assets
-----------------------------------------------------------------------
                 Total current assets
-----------------------------------------------------------------------
Deferred debits and other assets
  Regulatory assets
  Nuclear decommissioning trust funds
  Miscellaneous other property and investments
  Other assets and deferred debits
-----------------------------------------------------------------------
                 Total deferred debits and other assets
-----------------------------------------------------------------------
           Total assets
-----------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
-----------------------------------------------------------------------
Common stock equity
  Common stock without par value, authorized 200 million shares,
     160 million shares issued and outstanding
  Unearned ESOP common stock
  Accumulated other comprehensive loss
  Retained earnings
-----------------------------------------------------------------------
        Total common stock equity
-----------------------------------------------------------------------
  Preferred stock - not subject to mandatory redemption
  Long-term debt, net
-----------------------------------------------------------------------
                 Total capitalization
-----------------------------------------------------------------------
Current liabilities
  Current portion of long-term debt
  Accounts payable
  Payables to affiliated companies
  Notes payable to affiliated companies
  Short-term obligations
  Customer deposits
  Other current liabilities
-----------------------------------------------------------------------
                 Total current liabilities
-----------------------------------------------------------------------
Deferred credits and other liabilities
  Noncurrent income tax liabilities
  Accumulated deferred investment tax credits
  Regulatory liabilities
  Asset retirement obligations
  Other liabilities and deferred credits
-----------------------------------------------------------------------
                 Total deferred credits and other liabilities
-----------------------------------------------------------------------
Commitments and contingencies
-----------------------------------------------------------------------
            Total capitalization and liabilities
-----------------------------------------------------------------------

$ 13,567
   (5,877)
-----------
     7,690
         5
       470
       178
-----------
     8,343
-----------

       183
       135
       398
        36
       395
       163
        95
-----------
     1,405
-----------

       464
       603
       184
       107
-----------
     1,358
-----------
$ 11,106
-----------

-----------

$ 1,988
      (65)
     (112)
     1,256
-----------
     3,067
-----------
        59
     3,247
-----------
     6,373
-----------

       300
       253
        60
        23
       108
        46
       227
-----------
     1,017
-----------

     1,005
       139
     1,104
       937
       531
-----------
     3,716
-----------

-----------
 $ 11,106
-----------

$ 13,521
 (5,806)
---------
   7,715
       5
     379
     186
---------
   8,285
---------

      18
      82
     397
      20
     390
     140
     135
---------
   1,182
---------

     473
     581
     158
     108
---------
   1,320
---------
$ 10,787
---------

---------

 $ 1,975
    (76)
   (114)
   1,287
---------
   3,072
---------
      59
   2,750
---------
   5,881
---------

     300
     254
      83
     116
     221
      45
     256
---------
   1,275
---------

     991
     140
   1,052
     924
     524
---------
   3,631
---------

---------
$ 10,787
---------

s.     A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill impairment, if any, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and an analysis of the growth in Progress Energy’s consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Progress Energy subsidiaries.

Progress Energy	Consolidated Retained Earnings (in millions)
Balance 12/31/04 Current earnings Current earnings from exempt projects Common dividends Balance 3/31/05	$ 2,526 102 (9) (144) $ 2,475
CP&L	Consolidated Retained Earnings (in millions)
Balance 12/31/04 Current earnings Dividend of cash to parent Preferred dividends Balance 3/31/05	$ 1,287 116 (146) (1) $ 1,256
Florida Progress Corporation	Consolidated Retained Earnings (in millions)
Balance 12/31/04 Current earnings Dividend of cash to parent Balance 3/31/05	$ 976 18 0 $ 994
Florida Power Corporation	Retained Earnings (in millions)
Balance 12/31/04 Current earnings Dividend of cash to parent Preferred dividends Balance 3/31/05	$ 1,240 44 0 (1) $ 1,283

t.     A computation in accordance with Rule 53(a) setting forth Progress Energy’s “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings” and a calculation of the amount of investment authority remaining under the July 17, 2002 order.

        On March 31, 2005, Progress Energy’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs was approximately $1.294 billion, or about 52.87% of Progress Energy’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2005. The investment authority remaining under the July 17, 2002 order is approximately $2.707 billion as of March 31, 2005.

u.     A statement of Progress Energy’s “aggregate investment” in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter.

	March 31, 2005 (in millions)	March 31, 2005 Percentage (1)
Total capitalization Net utility plant Total consolidated assets Common Equity Market Value (2)	$18,593 $14,122 $25,696 $10,429	7.0% 9.2% 5.0% 12.4%

(1)     The above percentages assume an aggregate investment in EWGs of $1.294 billion
(2)     Market value of common equity assumes the following:

Total common shares at 3/31/05 Closing share price at 3/31/05 Total market value	248,600,071 $41.95 $10,428,772,978

v.     A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and of each Utility Subsidiary.

Capital Structure as of March 31, 2005 (in millions)	Progress Energy	Progress Energy	CP&L	CP&L	Florida Power Corporation	Florida Power Corporation
Common stock equity Preferred securities Long-term debt (1) Long-term debt affiliate Notes to affiliated companies Short-term obligations Total	7,663 93 9,876 270 0 691 ------------ 18,593	41.2% 0.5% 53.1% 1.5% 0.0% 3.7% 100.0%	3,067 59 3,547 0 23 108 ---------- 6,804	45.1% 0.9% 52.1% 0.0% 0.3% 1.6% 100.0%	2,698 34 2,046 440 747 153 ------------ 6,118	44.1% 0.6% 33.4% 7.2% 12.2% 2.5% 100.0%

(1) Includes current portion of long-term debt

w.     For the quarterly period in which Progress Energy and its consolidated subsidiaries file their consolidated federal income tax return, information showing the calculation of Progress Energy's loss that is attributable to interest expense on the acquisition debt and a spreadsheet showing (1) the actual allocation of income taxes to each member of the consolidated group, and (2) the allocation of income taxes to each member of the consolidated group in accordance with the method prescribed by Rule 45(c).

    None. Progress Energy and its consolidated subsidiaries filed their consolidated federal income tax return during the third quarter of 2004. A response to this item was filed confidentially pursuant to 17 CFRss.250.104.

x.     Future registration statements filed under the Securities Act of 1933 during the quarter with respect to securities that are issued in accordance with the authorization requested in the Application will be filed or incorporated by reference as exhibits.

    None.

PROGRESS ENERGY, INC. By:/s/ Thomas R. Sullivan Thomas R. Sullivan Treasurer